

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 11, 2007

Mr. James D. Bunney
President, Chief Executive Officer, and Director
Nuance Resources, Corp.
601-8623 Granville St.
Vancouver, B.C. Canada

> **Re: Nuance Resources, Corp.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed May 1, 2007**
> **File No. 333-141343**

Dear Mr. Bunney:

We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2/A2 Filed May 1, 2007

Plan of Operations, page 28

1.   Disclose the date of your agreement with County Line Energy Corp., and describe the relationship between your principals, this entity and BMW Energy Corp. prior to this agreement.

2.   Eliminate the results of operations discussion pertaining to the target entity, formerly known as Farrier Resources Corp., or add disclosure sufficient to distinguish it from your own results, and to state the reasons you believe it is relevant.

Financial Statements – Index, page 36

3.   Revise your index to differentiate between your financial statements and those of the accounting target, formerly known as Farrier Resources Corp., and to resituate your financial statements to precede the other historical and pro forma information.

4.   Eliminate from your index financial statements that will be removed from the document, such as the pro forma balance sheet and pro forma statement of stockholders equity; and to identify the audited financial statements that will need to be added.

Financial Statements – Farrier Resources Corp., page F-1

5.   Reposition these financial statements, covering the accounting target, to follow your financial statements, the issuer and registrant subsequent to the reverse merger.

Financial Statements – Nuance Resources Corp., page F-12

General

6.   Add the audit report and financial statements covering the November 30, 2006 balance sheet and the period from November 1, 2006 (inception) to that date, as included in Exhibit 99.1 to the Form 8-K that you filed on January 4, 2007. Please list these in your index along with the financial statement covering the subsequent interim period. Also file a consent from the auditor to comply with Item 601 of Regulation S-B. Since you have the same auditor for your financial statements and those of the entity formerly known as Farrier Resources Corp., please ask your auditor to differentiate between the two entities and the two audit reports when updating the consent.

Statement of Stockholders' Equity, page F-15

7. Given that you report an issuance of 100 shares to Acquisition Inc. prior to the reverse merger, it appears that the number of shares issued by the legal entity to complete the reverse merger were on an other than 1:1 basis, which would necessitate recasting the share activity reported prior to the reverse merger, using the exchange ratio.

8. As you are attempting to apply reverse merger accounting, after recasting share activity as described above, the only entry in the equity statement to report the transaction would be for the shares of the entity previously known as Farrier Resources Corp. that were outstanding on the date of the merger, which we understand was 21,354,000, along with the book value of the net assets held by that entity, and acquired, which you report as a net liability of $2,704. Therefore, please reposition this figure to align with the shares, and eliminate the lines deducting 23,000,100 shares and adding back 23,000,000 shares, as discussed in our phone conference.

Note 1 – Interim Reporting, page F-16

9. Delete language making reference to the registration statement as a Form 10-QSB, and suggesting that readers look outside of the registration statement for information about your accounting policies. Please ensure that the audited financial statements previously included in the Form 8-K that you filed on January 4, 2007, which you will be adding to the registration statement, include all pertinent disclosures.

Note 3 – Oil and Gas Properties, page F-18

10. Expand your disclosure to clarify the meaning of gross proved reserves, as the requirement in Rule 4-10(c)(3) of Regulation S-X does not anticipate distinguishing between gross and net proved reserves for purposes of computing amortization.

Note 4 – Business Acquisition, page F-19

11. We note that although you have utilized references to "the Company" in Note 1 on page F-16 and elsewhere in the filing to refer to the accounting acquirer, such references under this heading appear to correlate with the accounting target. Please revise all references that you have in the filing to "the Company" that relate to a discussion of an accounting event or accounting results to consistently refer to the accounting acquirer, not the entity formerly known as Farrier Resources Corp. All other references to "the Company" associated with a discussion of non-accounting events undertaken by the legal entity prior to your

reverse merger should be revised as necessary to distinguish these from events associated with "the Company" subsequent to the transaction.

12.   We understand that you did not acquire a business in your reverse merger, given your presentation in the pro forma financial statements, and based on the criteria set forth in EITF 98-3 and Rule 11-01(d) of Regulation S-X. Unless you are able to demonstrate otherwise, you should revise your characterization of the event throughout the filing to clarify that you did not acquire a business, and to explain that the transaction has been accounted for as a reverse merger recapitalization. Also expand your disclosure to further describe the ownership structure of the entities involved in the transaction so that the significance of the January 4, 2007 event is clear, relative to your having concluded that the reverse merger was completed on December 29, 2006.

13.   Further to the above, if you did not acquire a business, your disclosure stating that the operations of the acquired entity are included in the consolidated results from December 29, 2006 forward, should be revised to clarify that there are no incremental operations. Disclose the nature of any additional recurring costs resulting from the event.

Financial Statements – Pro Forma, page F-24

14.   Add an introductory paragraph, to precede the pro forma financial information, to include a description of the transaction, with mention of the number of shares issued and exchanged, the manner of accounting for the event, identification of the entities involved, and an explanation of what the pro forma presentation shows, to comply with Rule 11-02(b)(2) of Regulation S-X. We expect your introduction would need to include an observation about the net effect of your presentation, in which you have eliminated all of the activity associated with the entity formerly known as Farrier Resources Corp., leaving only the activity of the accounting acquirer, as reported in the historical financial statements presented in the filing, except for the number of shares.

15.   Since you have updated your financial statement to encompass the event, please remove the pro forma balance sheet, and pro forma statement of stockholders' equity. Also eliminate the language "Formerly Farrier Resources Corp" from the header of your pro forma statement of operations.

Note 1 – Basis of Presentation, page F-25

16.   Please eliminate references to the pro forma balance sheet, update the entire discussion appearing in Note 2 to utilize tense appropriate to reflect the events which have already occurred, and delete the information in Note 3 pertaining to the pro forma balance sheet and equity statement which are being removed.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3686 with any questions.

Sincerely,

Karl Hiller
Branch Chief

cc: C. Moncada-Terry